FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  June, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The Royal Bank of Scotland Group plc released announcements
 to The Stock Exchange of Hong Kong Limited on
2 June
 2008
pursuant to s.324 of Part XV of the Securities and Futures Ordinance (Cap. 571).

To view the announcements
 click here:

http://www.rns-pdf.londonstockexchange.com/rns/8373V_-2008-6-3.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                            By:

                                                                                                                                                                                           Name: P A Stafford

                                                                                                                                                                                           Title: Assistant Group Secretary

                                                                                                                                                                                            Date:  June 03, 2008